Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA

date 21 April 2005


05008005

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publication of Heineken Holding N.V.

- Dividend Announcement dated 21 April 2005

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

J. Buijs

Enclosure

HEINEKEN HOLDING N.V.

registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice that a dividend of €0.40 per share of €1.60 par value has been declared for the 2004 financial year. The interim dividend of €0.16 already made payable on 21 September 2004 will be deducted from this. The final dividend per share is therefore €0.24.

The final dividend, less 25% dividend withholding tax, will be made payable as of 9 May 2005 at ABN AMRO Bank N.V., Amsterdam.
The company's shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam N.V. as of 22 April 2005

Amsterdam, 21 April 2005